UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 001-42294

Wellchange Holdings Company Limited

Unit E, 11/F, Billion Plaza II, 10 Cheung Yue Street

Cheung Sha Wan, Kowloon, Hong Kong

(+852) 9171-0926

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On October 1, 2024, Wellchange Holdings Company Limited (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as the representative of the underwriters listed on Schedule A thereto (the “Representative”) and a selling shareholder in connection with the initial public offering of 1,100,000 ordinary shares, par value $0.00005 per share, of the Company (the “Ordinary Shares”) at an offering price of $4.00 per share (the “Public Offering Price”).

Pursuant to the Underwriting Agreement, the Company also granted the underwriters a 45-day option to purchase up to 165,000 Ordinary Shares at the Public Offering price, less the underwriting discount, to cover over-allotment, if any (the “Over-allotment Option”).

On October 15, 2024, the Representative fully exercised the Over-allotment Option to purchase an additional 165,000 Ordinary Shares. The Company received additional gross proceeds of $660,000, before deducting underwriting discounts and offering expenses payable by the Company. The closing of the Over-allotment Option took place on October 17, 2024.

On October 17, 2024, the Company also issued the Representative warrants to purchase up to 5,775 Ordinary Shares.

The Company issued a press release on October 17, 2024, announcing the closing of the Over-Allotment Option. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release – Wellchange Holdings Company Limited Announces Full Exercise of the Underwriters’ Over-Allotment Option

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wellchange Holdings Company Limited

Date: October 17, 2024	By:	/s/ Shek Kin Pong
	Name:	Shek Kin Pong
	Title:	Chief Executive Officer

2